Merrill Lynch Alternative Investments LLC 1200 Merrill Lynch Drive (1B) Pennington, New Jersey 08534

November 5, 2007

Mr. Kevin Woody, Accounting Branch Chief
United States
Securities and Exchange Commission
Washington, D. C. 20549

Re:  ML Trend-Following Futures Fund L.P./Report on Form 10-Q for the Quarterly Period Ended June 30, 2007 (“Form 10-Q”)/File No. 000-28928.

Dear Mr. Woody:

The undersigned Merrill Lynch Alternative Investments LLC is the general partner (the “General Partner”) of ML Trend-Following Futures Fund L.P. (the “Partnership”)

This letter responds to comments raised in the Securities and Exchange Commission’s letter dated September 20, 2007 to the Partnership (the “SEC Letter”) regarding certain accounting matters with respect to the Partnership’s recent investments in portfolio funds and related disclosure in the Form 10-Q.  (Please note that we recently moved our offices, and therefore we did not receive the SEC Letter until October 24, 2007.)

We wish to note and clarify that the accounting policies with respect to the Partnership’s recent investments in the portfolio funds have been disclosed in a chart under Note 2 of the Form 10-Q, which chart is reproduced below. Such chart discloses investments in the portfolio funds on an aggregate cost and a fair value basis.

As of June 30, 2007, Investment in Portfolio Funds at fair value as follows:

	Fair Value	Percentage of Investment
ML Chesapeake FuturesAccess LLC	$116,622,792	25%
ML Transtrend DTP Enhanced FuturesAccess LLC	116,622,852	25
ML Aspect FuturesAccess LLC	116,633,276	25
ML Winton FuturesAccess LLC	116,633,274	25
Total Investment in Portfolio Funds at fair value (cost $455,491,941)	$466,512,194	100.00%

As requested in the SEC Letter, the General Partner acknowledges that

•	the Partnership is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Partnership not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event of questions concerning this matter please contact the undersigned chief financial officer of the General Partner.

Sincerely,

/s/ Barbra E. Kocsis

Barbra E. Kocsis
Merrill Lynch Alternative Investments
Chief Financial Officer
1200 Merrill Lynch Drive (1B)
Pennington, New Jersey 08534
Telephone: 609-274-5838